Filed Pursuant to Rule 433
Dated September 3, 2019

Registration Statement No. 333-218760
Relating to Preliminary Prospectus Supplement

Dated September 3, 2019 to

Prospectus dated June 15, 2017

DEERE & COMPANY

2.875% Notes due 2049

Term Sheet dated September 3, 2019

Issuer:	Deere & Company
Trade Date:	September 3, 2019
Type of Offering:	SEC registered
Expected Ratings*:	Moody’s Investors Service, Inc.: A2 Standard & Poor’s Ratings Services: A Fitch Ratings, Inc.: A
Settlement Date**:	September 6, 2019
Security:	2.875% Notes due 2049 (the “Notes”)
Size:	$500,000,000
Maturity Date:	September 7, 2049
Interest Payment Dates:	March 7 and September 7, beginning on March 7, 2020 (long first coupon)
Benchmark Treasury:	2.875% UST due May 15, 2049
Benchmark Treasury Yield and Price:	1.927%; 121-11+
Yield to Maturity:	2.877%
Spread to Benchmark Treasury:	95 basis points
Coupon (Interest Rate):	2.875% per year

Price to Public:	99.960% of principal amount, plus accrued interest, if any, from September 6, 2019
Net Proceeds to the Issuer (before expenses):	$495,425,000
Optional Redemption:

Make-whole call based on U.S. Treasury + 0.150% (+ 15 basis points); if, however, the Notes are redeemed on or after March 7, 2049, the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest thereon to the date of redemption.

CUSIP / ISIN:	244199 BG9 / US244199BG97
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC
Senior Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

TD Securities (USA) LLC

Co-Managers:

BBVA Securities Inc.

Commerz Markets LLC

Loop Capital Markets LLC

PNC Capital Markets LLC

R. Seelaus & Co., LLC

Santander Investment Securities Inc.

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Westpac Capital Markets LLC

*A securities rating is not a recommendation to buy, sell or hold the securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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